BGC Partners, Inc. 499 Park Avenue New York, New York 10022

August 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Erin E. Martin

Legal Branch Chief

Re:	BGC Partners, Inc.–Registration Statement on Form S-4

(File No. 333-226445) (the “Registration Statement”)

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on August 10, 2018, or as soon as practicable thereafter.

Please contact Howard A. Kenny of Morgan, Lewis & Bockius LLP at (212) 309-6843 with any questions you may have concerning this request. In addition, please notify Mr. Kenny when this request for acceleration has been granted.

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel Title: Executive Vice President, General Counsel and Secretary

cc:	Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 5.375% Senior Notes due 2023]